CUSIP NO. 449219 10 4                                          Page 1 of 5 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED

             PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1 )1
                                             -----



                                IBL BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                     Common Stock, Par Value $.01 Per Share

--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   449219 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ]  Rule 13d-1(b)
                                [X]  Rule 13d-1(c)
                                [ ]  Rule 13d-1(d)

----------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 449219 10 4                                          Page 2 of 5 Pages


1.                     NAME OF EACH REPORTING PERSON
                       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                       G. Lloyd Bouchereau, Jr.
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2.                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)[ ]
                                                                          (b)[ ]
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3.                     SEC USE ONLY
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4.                     CITIZENSHIP OR PLACE OF ORANIZATION

                       United States
--------------------------------------------------------------------------------
    NUMBER OF SHARES   5.   SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY                 8,737
    EACH REPORTING     ---------------------------------------------------------
      PERSON  WITH     6.   SHARED VOTING POWER

                            6,000
                       ---------------------------------------------------------
                       7.   SOLE DISPOSITIVE POWER

                            7,332
                       ---------------------------------------------------------
                       8.   SHARED DISPOSITIVE POWER

                            6,000
--------------------------------------------------------------------------------
9.                     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH  REPORTING
                       PERSON
                       14,737
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10.                    CHECK BOX IF THE  AGGREGATE  AMOUNT  IN ROW (9)  EXCLUDES
                       CERTAIN SHARES
                                                                             [X]
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11.                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                       6.93%
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12.                    TYPE OF REPORTING PERSON

                       IN
--------------------------------------------------------------------------------

CUSIP NO. 449219 10 4                                          Page 3 of 5 Pages

Item 1(a)      Name of Issuer:

               IBL Bancorp, Inc.

Item 1(b)      Address of Issuer's Principal Executive Offices:

               23910 Railroad Ave.
               Plaquemine, LA 70764.

Item 2(a)      Name of Person Filing:

               G. Lloyd Bouchereau, Jr. Mr. Bouchereau is the President and Chief Executive Officer of the Issuer.

Item 2(b)      Address of Principal Business Office or, if None, Residence:

               IBL Bancorp, Inc.
               23910 Railroad Ave.
               Plaquemine, LA 70764.

Item 2(c)      Citizenship:

               United States.

Item 2(d)      Title of Class of Securities:

               Common Stock, par value $.01 per share.

Item 2(e)      CUSIP Number

               449219 10 4

Item 3 If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is:

               This statement is filed pursuant to Rule 13d-1(c).          [X]

Item 4         Ownership

               (a)  G.  Lloyd   Bouchereau,   Jr.   (the   "Reporting   Person")
                    beneficially owns 14,737 Shares of the common stock, par value $.01 per share, of IBL Bancorp, Inc. (the "Issuer").

CUSIP NO. 449219 10 4                                         Pages 4 of 5 Pages


               (b) The 14,737 shares held by the Reporting Person represents approximately 6.93% of the class.

               (c)  Number of shares as to which such person has:

                    (i)   Sole power to vote or to direct the vote 8,737
                                                                   -----
                    (ii)  Shared power to vote or to direct vote 6,000
                                                                 -----
                    (iii) Sole power to dispose or to direct the  disposition of
                                                                           7,332
                                                                           -----
                    (iv)  Shared  power to dispose or to direct the  disposition of 6,000
                                                                           -----

                    * Excludes the unallocated shares held by the ESOP, of which Mr. Bouchereau is one of three trustees. Also excludes the unvested options Mr. Bouchereau was awarded in 1999 which are not exercisable within the next 60 days. The 8,737 shares as to which the Reporting Person has sole voting power include 1,757 shares that may be received upon exercise of currently exercisable stock options, 1,405 restricted shares that have not yet vested under the Issuer's Recognition and Retention Plan, and 872 shares allocated to the Reporting Person's account under the Issuer's Employee Stock Ownership Plan. The Reporting Person does not have dispositive power over the 1,405 unvested restricted shares.

Item 5         Ownership of  Five Percent or Less of a Class.

               Not Applicable.

Item 6         Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable.

Item 7         Identification  and   Classification   of  the  Subsidiary  Which
               Acquired the Security Being Reported on by the Parent Holding Company.

               Not Applicable.

Item 8         Identification and Classification of Members of the Group.

               Not Applicable.

Item 9         Notice of Dissolution of Group.

               Not Applicable.

CUSIP NO. 449219 10 4                                          Page 5 of 5 Pages


Item 10          Certification

                       By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 31, 2000                                By: /s/ G. Lloyd Bouchereau, Jr.
                                                    ----------------------------
                                                        G. Lloyd Bouchereau, Jr.